Exhibit 99.1

Silvercorp Metals Inc.

Suite 1750 – 1066 West Hastings St.
Vancouver, BC, Canada V6E 3X1
Tel: 604-669-9397
Fax: 604-669-9387

NEWS RELEASE

Trading Symbol:	TSX: SVM
NYSE American: SVM

SILVERCORP INTERSECTS 1,211 G/T SILVER, 11.58% LEAD AND 0.92% ZINC OVER 1.34 METRES FROM ITS 2018-2019 DRILLING PROGRAM AT THE LMW MINE, YING MINING DISTRICT, CHINA

VANCOUVER, British Columbia – October 15, 2019 – Silvercorp Metals Inc. ("Silvercorp” or the “Company”) (TSX / NYSE American: SVM) is pleased to report results of its exploration programs from April 1, 2018 to June 30, 2019 at the LMW mine, Ying Mining District, Henan Province, China. Exploration drilling is ongoing at the LMW mine and all other mines at the Ying Mining District.

During this period, Silvercorp continued its extensive exploration programs and completed 21,272 metres (“m”) of underground diamond drilling and 3,274m of exploration tunneling at the LMW mine. Results of underground drilling continuously extended the major mineralized vein structures along strike and downdip, and exploration tunneling exposed high-grade mineralization zones within major production vein structures.

Highlights of selected drill hole intersections:

  Hole ZKX11111 intersected a 1.34m interval from 135.86m to 137.20m, 0.97m true width, of vein LM17W1 grading 1,211 grams per tonne (“g/t”) silver (“Ag”), 11.58% lead (“Pb”), and 0.92% zinc (“Zn”) at the 634m elevation;

  Hole ZKX1302 intersected a 1.22m interval from 121.20m to 122.42m, 1.21m true width, of a new vein grading 661g/t Ag, 14.00% Pb, and 0.28% Zn at the 708m elevation; and

  Hole ZKX0513 intersected a 1.66m interval from 185.43m to 187.09m, 1.36m true width, of vein LM17W grading 859g/t Ag, 4.53% Pb, and 0.31% Zn at the 661m elevation.

The underground drilling program is being conducted with three underground rigs from the current production levels to delineate the downdip and along-strike extensions of known mineralized vein structures in the production area and test for new veins in the previously less-explored areas.

The drilling program from April 1, 2018 to June 30, 2019 at the LMW mine is briefly summarized in the following table:

Major Target Veins	Metres Drilled	Holes Completed	Samples Collected	Holes Intersected Vein Structures	Holes Intersected Mineralization*
LM7, LM8, LM8_4, LM12, LM16, LM17, W17W, LM25	21,272	69	1,057	67	26

*Mineralized intersection in drill holes is defined by silver equivalent value (AgEq) greater than or equal to 130 g/t.

Highlights of selected mineralization zones exposed in exploration drift tunnels:

  Drift Tunnel PD969-LM12E-969-9NYM exposed mineralization 52m long and 0.54m wide (true width) grading 958g/t Ag, 2.77% Pb, and 0.22% Zn within vein structure LM12E on the 969m level;

  Drift Tunnel PD969Shaft-LM32-600-116SYM Extension exposed mineralization 83m long and 0.32m wide (true width) grading 896g/t Ag, 3.31% Pb, and 0.71% Zn within vein structure LM32 on the 700m level; and

  Drift Tunnel XPDS-LM16-725-117NYM exposed mineralization 110.5m long and 0.85m wide (true width) grading 517g/t Ag, 2.72% Pb, and 0.39% Zn within vein structure LM16 on the 725m level.

The exploration tunneling, comprising drifting, crosscutting and raising, was driven along and across major mineralized vein structures to upgrade drill defined mineral resources and test for new parallel and splay structures. Exploration tunneling in the 2018-2019 exploration program at LMW has been mainly conducted between elevation levels 550m and 969m.

The tunneling program from April 1, 2018 to June 30, 2019 at the LMW mine is briefly summarized in the following table:

	Total	Channel	Drift	Total Mineralization* Exposed by Drift Tunneling
Major Target Veins	Tunneling	Samples	Tunneling	Length	Average True	Ag	Pb	Zn
	(m)	Collected	Included (m)	(m)	Width (m)	(g/t)	(%)	(%)
LM8_4, LM8W, LM8_4_1, LM12_1, LM12E, LM14, LM16, LM17W, LM19W2, LM25, LM30, LM32, T24	3,274	1,495	2,549	708	0.62	384	3.98	0.33

*Mineralization is defined by silver equivalent value (AgEq) greater than or equal to 130 g/t.

Tables 1 and 2 below list the assay results of selected mineralized intersections in drill holes and mineralized zones exposed in drift tunnels in the exploration programs from April 1, 2018 to June 30, 2019.

Table 1: Selected drilling results from the drilling program at the LMW mine
Hole ID	From (m)	To (m)	Elevation (m)	Interval (m)	True Width (m)	Ag (g/t)	Pb (%)	Zn (%)	Vein
ZKX02XY01	269.39	270.05	506.86	0.66	0.53	200	4.09	2.07	LM25
ZKX02XY02	386.90	392.93	384.16	6.03	4.04	103	9.26	1.79	LM25
ZKX3807	115.62	116.41	632.67	0.79	0.65	171	2.78	0.08	LM17W1
	334.16	334.40	450.03	0.24	0.16	221	0.98	0.11	LM16
ZKX10911	468.27	468.75	533.60	0.48	0.41	170	1.35	0.44	LM14
ZKX11113	228.38	228.72	950.26	0.34	0.29	26	0.08	0.11	LM8
ZKX6301	150.52	152.34	724.69	1.82	0.81	171	1.42	0.24	LM17W
ZKX11111	135.86	137.20	634.31	1.34	0.97	1,211	11.58	0.92	LM17W1
ZKX0914	68.22	68.82	748.02	0.60	0.50	171	5.62	1.11	LM17W1
	164.67	165.61	672.29	0.94	0.58	697	1.63	0.11	LM17W
	8.91	9.81	1,088.27	0.90	0.44	345	2.08	0.08	LM12E
ZKX0513	185.43	187.09	661.41	1.66	1.36	859	4.53	0.31	LM17W
ZKX0212	9.24	9.53	1,087.34	0.29	0.13	133	0.79	0.17	LM12E1
	49.93	51.49	1,072.10	1.56	1.12	121	0.24	0.06	LM20
	171.12	171.49	1,026.70	0.37	0.20	280	5.38	0.71	LM12
ZKX1301	109.54	110.16	732.24	0.62	0.51	311	2.24	0.31	LM8_4
	199.19	199.57	676.07	0.38	0.32	706	3.37	0.60	LM17W
ZKX0512	149.82	150.61	1,029.70	0.79	0.45	55	6.38	0.30	LM12
ZKX1302	121.20	122.42	708.19	1.22	1.21	661	14.00	0.28	LM17W2
	136.59	139.42	696.74	2.83	1.88	195	2.48	0.25	LM8_4
ZKX0917	197.20	197.52	623.42	0.32	0.21	148	4.84	0.16	LM17W2
ZKX10505	397.94	398.45	411.25	0.51	0.29	15	0.03	0.06	LM30W
	584.80	585.20	322.06	0.40	0.28	31	6.21	0.37	LM14
ZKX10707	494.52	495.79	402.96	1.27	1.02	147	0.80	0.12	LM14
ZKX12004	28.50	29.22	885.60	0.72	0.43	4	0.02	0.01	LM10W1
ZKX10108	137.59	137.82	535.31	0.23	0.13	133	7.89	0.04	LM30
	320.29	320.64	429.27	0.35	0.19	229	3.95	8.30	LM19W3

Table 2: Selected mineralized zones exposed by drift tunneling at the LMW mine
Tunnel ID	Target Vein	Level (m)	Length (m)	True Width (m)	Ag (g/t)	Pb (%)	Zn (%)
SJ969-LM12_1-550-14SYM	LM12_1	550	68.0	0.66	503	6.12	0.44
SJ969-LM12_1-550-14NYM	LM12_1	550	9.8	0.40	141	5.28	0.19
PD969-LM12E-969-9NYM	LM12E	969	52.0	0.54	958	2.77	0.22
XPDS-LM14-625-109SYM	LM14	625	62.0	0.65	242	2.36	0.37
XPDS-LM14-625-109NYM	LM14	625	105.0	0.60	197	1.13	0.31
XPDS-LM14-575-113NYM	LM14	575	7.5	1.56	88	4.21	0.26
XPDS-LM16-725-117NYM	LM16	725	110.5	0.85	517	2.72	0.39
XPDS-LM16-725-111SYM	LM16	725	10.0	0.29	313	1.08	0.15

SJ969-LM19W2-550-110NYM	LM19W2	550	116.0	0.97	26	8.58	0.26
XPDN-LM19W2-700-122NYM	LM19W2	700	10.0	0.39	880	9.29	1.40
PD918-LM25-880-4NYM	LM25	880	30.0	0.56	247	2.73	0.17
SJ969-LM30-600-116SYM	LM30	600	100.5	0.58	711	4.81	0.27
PD969Shaft-LM32-550-116NYM	LM32	550	10.0	0.42	192	5.37	1.49
PD969Shaft-LM32-600-116SYM	LM32	600	83.0	0.32	896	3.31	0.71
PD924-LM8_4-870-108NYM	LM8_4	870	20.0	0.40	55	4.57	0.61
PD924-LM8_4-924-104SYM	LM8_4	924	10.0	0.29	27	9.34	0.08
PD969-LM8_4-969-102SYM	LM8_4	969	10.0	0.42	459	3.81	0.08
PD924-LM8_4_1-870-108NYM	LM8_4_1	870	20.0	0.59	236	2.98	0.74
XPDN-LM8W-800-108SYM	LM8W	800	15.0	1.14	675	1.91	0.19
PD924-T24-835-106NYM	T24	835	25.0	0.44	144	4.81	0.32

Quality Control

Drill cores are NQ size. Drill core samples, limited by apparent mineralization contact or shear/alteration contact, were split into halves by saw cutting. The half cores are stored in the Company's core shacks for future reference and checking, and the other half core samples are shipped in security-sealed bags to the Chengde Huakan 514 Geology and Minerals Test and Research Institute in Chengde, Hebei Province, China, 226km northeast of Beijing, and the

Zhengzhou Nonferrous Exploration Institute Lab in Zhengzhou, Henan Province, China. Both labs are ISO9000 certified analytical labs. For analysis the sample is dried and crushed to minus 1mm and then split to a 200-300g subsample which is further pulverized to minus 200 mesh. Two subsamples are prepared from the pulverized sample. One is digested with aqua regia for gold analysis with atomic absorption spectroscopy (AAS), and the other is digested with two-acids for analysis of silver, lead, zinc, and copper with AAS.

Channel samples are collected along sample lines perpendicular to the mineralized vein structure in exploration tunnels. Spacing between sampling lines is typically 5m along strike. Both the mineralized vein and the altered wall rocks are cut with continuous chisel chipping. Sample length ranges from 0.2m to more than 1m, depending on the width of the mineralized vein and the mineralization type. Channel samples are prepared and assayed with AAS at Silvercorp’s mine laboratory (Ying Lab) located at the mill complex in Luoning County, Henan Province, China. The Ying lab is officially accredited by the Quality and Technology Monitoring Bureau of Henan Province and is qualified to provide analytical services. The channel samples are dried, crushed and pulverized. A 200g sample of minus 160 mesh is prepared for assay. A duplicate sample of minus 1mm is made and kept in the laboratory archives. Gold is analysed by fire assay with AAS finish, and silver, lead, zinc, and copper are assayed by two-acid digestion with AAS finish.

A routine quality assurance/quality control (QA/QC) procedure is adopted to monitor the analytical quality at each lab. Certified reference materials (CRMs), pulp duplicates and blanks are inserted into each lab batch of samples. QA/QC data at the lab are attached to the assay certificates for each batch of samples.

The Company maintains its own comprehensive QA/QC program to ensure best practices in sample preparation and analysis of the exploration samples. Project geologists regularly insert

CRM, field duplicates and blanks to each batch of 30 core samples to monitor the sample preparation and analysis procedures at the labs. The analytical quality of the labs is further evaluated with external checks by sending about 3-5% of the pulp samples to higher level labs to check for lab bias.

Data from both the Company's and the labs' QA/QC programs are reviewed on a timely basis by project geologists.

Guoliang Ma, P. Geo., Manager of Exploration and Resource of the Company, is the Qualified Person for Silvercorp under NI 43-101 and has reviewed and given consent to the technical information contained in this news release.

About Silvercorp

Silvercorp is a profitable Canadian mining company producing silver, lead and zinc metals in concentrates from mines in China. The Company’s goal is to continuously create healthy returns to shareholders through efficient management, organic growth and the acquisition of profitable projects. Silvercorp balances profitability, social and environmental relationships, employees’ wellbeing, and sustainable development. For more information, please visit our website at www.silvercorp.ca.

For further information

Lon Shaver
Vice President
Silvercorp Metals Inc.

Phone: (604) 669-9397
Toll Free: 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

Certain of the statements and information in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining District; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licenses; title to properties; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended March 31, 2019 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this press release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.